Delisting Determination, The Nasdaq Stock Market, LLC,
July 19, 2022,  Triterras, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the ordinary shares, warrant, unit, and rights of Alberton Acquisition Corporation (the Company), effective at the opening of the trading session on July 29, 2022. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule IM-5101-2. The Company was notified of the Staff determination on October 28, 2021. On November 4, 2021, the Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings
Panel (Panel) pursuant to Rule 5815. A Panel hearing was held on December 16, 2021. On January 3, 2022, the Panel issued a decision that granted the Company through March 14, 2022 to regain compliance. On March 3, 2022, the Hearings Panel granted the Company request for an extension to regain compliance until April 26, 2022. On April 21, 2022, the Company, through its outside counsel, informed the Panel that it would be unable to meet the Hearings Panel exception.
On April 22, 2022, the Hearings Panel issued a final decision denying the Company continued listing and notified the Company that trading in the Company securities would be suspended on April 26, 2022. The Listing Council did not call the matter for review and the Company did not appeal the Hearings Panel decision to the Listing Council. The Staff determination to delist the Company became final on June 6, 2022.